SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                         Winston Resources, Inc.

                             (Name of Issuer)

                    Common Stock, $.01 par value

                    (Title of Class of Securities)

                              975661109

                              (CUSIP NUMBER)


                         Joel A. Klarreich, Esq.
                         Newman Tannenbaum Helpern Syracuse & Hirschtritt LLP 900 Third Avenue
                         New York, New York 10022
                         (212)508-6700

                    (Name, Address and Telephone Number of Person
                    Authorized to Receive Notices and Communications)


                                               June 8, 1999
                                      (Date of event which requires
                                        filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box

[]


                    Page 1 of 4 Pages

 ------------------------                             ------------------------
|   CUSIP NO.975661109   |           13D             |  Page 2 of 4           |
 ------------------------                             ------------------------


--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Joel A. Klarreich, Trustee u/a dated 6/8/99 by Seymour Kugler, as Grantor
           13-7193684
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                                (b)  [ ]
-------------------------------------------------------------------------------
    3      SEC USE ONLY
-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS
           OO
-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]

-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           U.S.A.
- ------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |      245,000 of Common Stock
BENEFICIALLY   |  8  |   SHARED VOTING POWER
  OWNED BY     |     |        0
   EACH        |  9  |   SOLE DISPOSITIVE POWER
 REPORTING     |     |      245,000 of Common Stock
PERSON WITH    | 10  |   SHARED DISPOSITIVE POWER
               |     |        0
- ------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          245,000 of Common Stock
- ------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                          [ ]
- ------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.58% of common stock  (See Item 5)
- ------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
          OO
- ------------------------------------------------------------------------------


                               Page 2 of 4 Pages

CUSIP No. 975661109                                  SCHEDULE 13D


Item 1.             Security and Issuer.

Security Acquired: Common Stock

Issuer:             Winston Resources, Inc. (the "Issuer")
           535 Fifth Avenue
           New York, NY 10017

Item 2.             Identity and Background.

     (a) Joel A. Klarreich, as Trustee u/a dated 6/8/99 by Seymour Kugler, as Grantor (the "Trust") is a trust established pursuant to a Trust Agreement (the "Agreement") dated June 8, 1999, between Seymour Kugler (the "Grantor") and Joel
A. Klarreich (the "Trustee" and, together with the Trust, the "Reporting Persons").

     (b) The address of the Reporting Persons is c/o Joel A Klarreich, Esq., Newman Tannenbaum Helpern Syracuse & Hirschtritt LLP, 900 Third Avenue, New York, New York, 10022.

     (c) The Trust is a passive entity which has no other assets than 245,000 shares of the Issuer. The Trustee is a partner at Newman Tannenbaum Helpern Syracuse & Hirschtritt LLP.

     (d) During the last five (5) years, neither Reporting Person has been convicted in a criminal proceeding.

     (e) During the past five (5) years, neither Reporting Person was, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result there of, subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.             Source and Amount of Funds or Other Consideration.

     The trust acquired the stock of the Issuer from the Grantor pursuant to the Agreement.


Item 4              Purpose of Transaction

     The purpose of the transactions reported by this Schedule 13D is investment in the securities of the Issuer. Neither Reporting Person has plans or proposals which would result in any of the following:

     (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b)  an   extraordinary   corporate   transaction,   such   as  a   merger,
reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Issuer;

     (f) any other material change in the Issuer's business or corporate structure;

                              Page 3 of 4 Pages

     (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

     (i) causing a class of securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

           (j)      any action similar to any of those enumerated above.


Item 5.             Interest in Securities of the Issuer.

     (a) - (b) As of the date of this Schedule 13D, the Trust owns 245,000 shares of the Issuer's common stock, representing approximately 7.58% of the Issuer's 3,233,521 shares outstanding as of May 7, 1999 (based upon information obtained from the Issuer's latest 10-Q).

     (c) Other than the receipt of stock by the Trust on June 8, 1999, neither Reporting Person had any transactions in the securities of the Issuer during the past sixty (60) days.

(d)        Not applicable.

(e)        Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Trust Agreement between Seymour Kugler and Joel A. Klarreich dated June 8, 1999.

Item 7.             Material to be Filed as Exhibits

Trust Agreement between Seymour Kugler and Joel A. Klarreich dated June 8, 1999.

Signatures

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  June 18, 1999


/s/Joel A. Klarreich
--------------------------------------------------------------------------------

Signature


Name/Title
Joel A. Klarreich, as Trustee

                              Page 4 of 4 Pages

                              EXHIBIT


     TRUST AGREEMENT made this day of June, 1999, between SEYMOUR KUGLER, of Woodmere, New York, as Grantor, and JOEL A. KLARREICH, of New York, New York, as Trustee.

     ARTICLE  FIRST:  TRANSFER TO THE TRUSTEE

     The Grantor hereby transfers and delivers to the Trustee, and the Trustee acknowledges receipt, IN TRUST, of the property identified on Schedule A hereto. Such property and all investments and reinvestments thereof which constitute principal are hereinafter collectively called "principal." The trust created hereunder shall be known as the "1999 Sy Kaye GRAT," and no additional contributions to the trust hereunder may be accepted by the Trustee from anyone.

                                            ARTICLE SECOND: DISPOSITION

     A. The Trustee shall hold, manage, invest and reinvest the principal of the trust, and from the date of this Trust Agreement until the first to occur of:
(1) the fifth anniversary thereof and (2) the death of the Grantor (the "Trust Term") the Trustee shall pay to or for the benefit of the Grantor in each taxable year of the trust an annuity amount equal to the initial net fair market value of the assets of the trust as of the date they are contributed to the trust, as finally determined for Federal gift tax purposes, multiplied by the applicable percentage as provided in the following schedule:

                     Trust Periods                         Applicable Percentage
June 8, 1999 to December 31, 1999                                        9.3519%
January 1, 2000 to December 31, 2000                                    18.3604%
January 1, 2001 to December 31, 2001                                    22.0324%
January 1, 2002 to December 31, 2002                                    26.4389%
January 1, 2003 to December 31, 2003                                    31.7267%
January 1, 2004 to June 7, 2004                                         14.8016%

     The annuity amount shall be paid in annual installments from income and to the extent income is not sufficient, from principal. An annuity payment may be made after the close of a taxable year, provided the payment is made no later than the date by which the Trustee is required to file the trust's United States income tax return for such taxable year (without regard to extensions). Any income of the trust for a taxable year in excess of the annuity amount shall be added to principal. If the net fair market value of the trust assets as of the date hereof is incorrectly determined, then within a reasonable period after that value is finally determined for Federal gift tax purposes the Trustee shall pay to the Grantor or the legal representatives of the Grantor's estate (in the case of an undervaluation) or shall receive from the Grantor or the legal representatives of the Grantor's estate (in the case of an overvaluation) an amount equal to the difference between the annuity amounts properly payable and the annuity amounts actually paid.

     B. During the trust term, the Trustees shall not pay or apply any portion of the income or principal of the trust to or for the benefit of any person other than the Grantor or the legal representatives of the Grantor's estate; provided, however, that this provision shall not be construed to prevent the payment by the Trustees of any expenses properly chargeable to the trust estate.

     C. The Trustee may, in the exercise of discretion, reimburse the Grantor to the extent taxes imposed on the Grantor with respect to the trust's income and capital gains exceed the amount actually distributed.

     D. The Grantor's or his estate's interest in the trust shall in no event be commuted.

     E. The Grantor shall have the power, exercisable in any capacity and without the approval or consent of any person in any capacity, to reacquire any trust property by substituting other property of an equivalent value, at any time up to and including the final distribution of the trust property.

     F. If the Grantor is living upon expiration of the Trust Term, all principal and income of the trust, after payment of the final annuity amount to the Grantor, shall be distributed to the then living children of the Grantor, in equal shares. If the Grantor is not living at the expiration of the Trust Term, the Trustee shall distribute all then remaining principal and income of the trust as the Grantor may appoint by his Will by specific reference to this power of appointment, or, to the extent such power of appointment shall not be effectively exercised, to the estate of the Grantor.

                                            ARTICLE THIRD: TAXABLE YEAR

     The taxable year of the trust shall be the calendar year. The first taxable year of the trust shall begin with the date hereof and shall end on December 31, 1999. In accordance with Article Second, Paragraph A, in determining the annuity amount the Trustees shall prorate the same on a daily basis for a short taxable year, including the trust's first taxable year and the taxable year in which the trust term ends.

                                    ARTICLE FOURTH: QUALIFIED ANNUITY INTEREST

     The Grantor intends by this Agreement to retain a qualified annuity interest within the meaning of Section 2702 of the Code and the Treasury Regulations promulgated thereunder. This Agreement shall be construed, payments hereunder shall be made, and the trust created hereunder shall be administered, in strict accordance with that intent. If such section or regulations, or any successor section or regulations, or any ruling, notice or other administrative pronouncement issued thereunder at any time requires that a qualified annuity interest must contain provisions that are not expressly set forth herein, such provisions shall be incorporated into this Agreement by reference and shall be deemed a part of this Agreement to the same extent as though expressly set forth herein.

                                       ARTICLE FIFTH: TRUSTEE POWER TO AMEND

     This Agreement and the trust hereby created shall be irrevocable, but the Trustee shall amend the trust to the extent required for the sole purpose of ensuring that the Grantor's interest qualifies and continues to qualify as a qualified annuity interest within the meaning of Section 2702 of the Code and the Treasury Regulations promulgated thereunder.

                                         ARTICLE SIXTH: SUCCESSOR TRUSTEES

     A. Each individual acting as a Trustee hereunder, whether named herein or appointed pursuant to the provisions hereof, is authorized and empowered to appoint an individual, other than the Grantor, to act in his or her place if he or she shall cease to act as a Trustee for any reason. Each such appointment shall be made by an instrument of appointment signed and acknowledged by the appointor and delivered to the appointee; and any such appointment may be revoked in the same manner by the appointor at any time before such instrument shall, by its terms, become effective.

     B. Each individual acting as a Trustee hereunder may resign at any time, by a signed and acknowledged instrument of resignation delivered to his successor; provided, however, that if there shall be no successor appointed pursuant to this Article who shall be willing and able to act, the individual who is resigning shall first appoint a successor as provided in the preceding paragraph. Any such resignation shall become effective upon the receipt of such instrument of resignation by the successor, or at such later time or occurrence as may be specified therein.

     C. No bond or other security shall be given by or required in any jurisdiction of any Trustee at any time acting hereunder for the faithful performance of such Trustee's fiduciary duties in any capacity hereunder.

     D. Each original Trustee named herein shall be entitled to receive such compensation for acting as Trustee as shall be agreed upon in writing by such Trustee and the Grantor, or if there shall be no such agreement, as allowed by law. Each other Trustee shall be entitled to receive such compensation for acting as Trustee as shall be agreed upon in writing by such Trustee and the person who appointed such Trustee, or if there shall be no such agreement, as allowed by law.

                                             ARTICLE SEVENTH: ACCOUNTS

     A. If any person who is, or would be, a party to any proceeding involving any trust hereunder has the same interest therein as a person who is under the age of eighteen (18) years or is otherwise under a disability within the meaning of SCPA 103, it shall not be necessary to serve process on such person under disability.

     B. In order to avoid the expense and delay attendant upon a judicial settlement of the account of the Trustee, the Trustee may at any time or from time to time render an account of his acts and transactions to all persons upon whom service of process would be required in a proceeding for the judicial settlement of such account. Said persons shall have full power to settle finally any such account and, upon the basis thereof, to release the Trustee, individually and as Trustee, from all liability, responsibility and accountability for his acts or omissions. Such settlement and release shall be binding upon all persons interested in such trust, even if then minors, under any other legal disability or as yet unborn, and shall have the full force and effect of a final judgment or order of a competent court in an appropriate action or proceeding for an accounting in which jurisdiction was obtained of all necessary and proper parties. The executor, administrator, guardian, successor or other legal representative of a Trustee who shall be unable personally to render such an account may do so on behalf of such Trustee. The foregoing provisions shall not, however, preclude the Trustee from having an account judicially settled, if that course be deemed preferable.


     C. No Trustee shall be accountable, liable or responsible for any act, default, negligence, or omission of any other Trustee.

                                          ARTICLE EIGHTH: TRUSTEE POWERS

     To the extent consistent with Articles FIRST through SEVENTH above, any trustee acting hereunder shall be vested with full power, discretion and authority with respect to all matters herein entrusted to the Trustee, including (but without limiting the generality of the foregoing or the powers given them by law) full power, discretion and authority:

     1. To retain any property received and to invest or reinvest in any property, real or personal, including, without limitation, corporate stocks of any class, mutual funds, life insurance policies, interests in general or limited partnerships, limited liability companies, or investment trusts, or common trust funds or other internally managed funds of a corporate fiduciary if one shall then be acting, without regard to diversification or to the speculative nature of such investments, and whether or not such investments shall be income-producing or of the kind in which fiduciaries shall be otherwise legally authorized to invest, and to hold any such investment for such period of time as deemed advisable.

     2. To purchase any property at its fair market value, including but not limited to works of art or other tangible personal property, real estate, or interests in closely held businesses, and to retain property so purchased so long as the Trustee may deem advisable, without regard to diversification or the production of income.

     3. To sell, exchange, or otherwise dispose of any property, real or personal, or to make, renew or modify contracts for the disposition thereof, publicly or privately and for cash or on credit, with or without security and at such times as deemed advisable; and to grant options to any such end, without regard to any legal restriction as to their duration or otherwise.

     4. To acquire joint investments or investments in undivided interests in any property, including any outstanding interest in any such investment already held.

     5. To lease or sublease any property, without regard to any legal restriction as to duration or otherwise, whether the same be held in severalty or as tenant-in-common with others or in a partnership, syndicate or joint venture or otherwise; to release and convey any undivided interest in any such property for the purpose of effecting partition thereof and to pay any sums needed for equality of partition; to make, extend, renew or foreclose mortgages, pledges or loan agreements upon or affecting such property; to execute bonds, notes or other instruments of indebtedness to accompany the same; to repair, alter, subdivide, develop, reconstruct, improve or otherwise deal with any such property and grant to others, including a lessee or sublessee, the right to do so.

     6. Insofar as legally permissible, to take and hold any property in an individual name, in the name of one or more nominees or in unregistered form, without in any such case disclosing the fiduciary relationship.

     7. To remove any property held hereunder from one jurisdiction to another and to hold and administer any property held hereunder in any jurisdiction in the United States.

     8. To effect and keep in force title, fire, theft, liability, casualty or other insurance to protect any property against hazards.

     9. To settle, adjust, compromise, submit to arbitration, release or otherwise settle any dispute, claim or controversy.

     10. To enter into, extend, renew or modify any contracts or other undertakings.

     11. To borrow money from any individual, partnership, corporation or other entity (including any of the Trustees or an entity with which any of the Trustees shall be connected, as investor, employee or otherwise), in order to pay any and all charges against any trust hereunder or for any other fiduciary purpose, and to mortgage or pledge any property to secure any such borrowing.

     12. To lend to any beneficiary hereunder, for a fixed term or to be repaid on demand, property of a trust hereunder, in such amounts, with or without security, at such a rate of interest and upon such other terms and conditions as deemed advisable; and to declare such loan to be in default and to exercise all remedies provided under the instrument or under the law governing the instrument for the collection thereof.

     13. To participate in any plan of foreclosure, reorganization, recapitalization, consolidation, merger, combination, division, liquidation or dissolution or other comparable plan; to consent to or dissent from any such plan or any action thereunder or to or from any contract, lease, mortgage, pledge, purchase, sale, exchange or other action by any corporation; to deposit any property with any protective, reorganization or similar committee; to delegate discretionary powers thereto and to share in its expenses and compensation; and to take and hold any property derived under any such plan or action.

     14. To pay calls, assessments and any other sums chargeable or accruing against or on account of stocks, bonds, securities, options or other property, whenever such payment shall be legally enforceable or be deemed advisable; to exercise voting rights and to grant proxies, discretionary or otherwise, with respect thereto; to participate in voting trusts; to sell, grant or exercise any conversion, subscription or other rights or options as to any property, and generally to exercise all rights, powers and privileges which may be lawfully exercised by any person owning similar property in his or her own right.

     15. To execute and deliver any instrument incidental to the exercise of any power conferred hereby or by law.

     16. In any case where doubt or uncertainty exists under applicable law or this Agreement, to determine how receipts or disbursements are to be credited to or charged against principal or income hereunder; and to amortize or refrain from amortizing premiums on bonds or other securities which the Trustee may purchase or receive.

     17. To make division, distribution or payment in cash or in kind or partly in each, allotting like or different property or property having like or different income-tax bases to any separate shares or other interests; and insofar as legally permissible, to fix the value of any such property for any such purpose; all without the necessity of obtaining the consent of any interested party, whether or not such party be under any legal disability; provided, however, that any property shall be divided, distributed or paid at its fair market value at the date of such division, distribution or payment.

     18. To make or refrain from making elections permitted under any applicable tax law without regard to the effect of any such election on the interest of any beneficiary of any trust hereunder and, if any such election shall be made, to apportion or refrain from apportioning any benefits thereof among the respective interests of the beneficiaries hereunder, all in such manner as deemed appropriate.

     19. To abandon any property, real or personal, which they shall deem worthless or not of sufficient value to warrant retention or preservation.

     20. To receive by way of compensation such commissions as shall from time to time be allowed by law or as shall have been otherwise agreed or provided for herein, and to retain them without judicial authorization and without giving bond or other security for the payment of such commissions or in any proceeding for a payment on account of such commissions.

     21. To employ any persons, firms or corporations as depositaries, custodians, investment counsel, brokers, accountants, attorneys, experts and agents, even if any of them should be a Trustee hereunder or a person or entity with which a Trustee hereunder shall be connected, as investor, employee or otherwise; to rely upon their conduct or advice; and to pay them reasonable compensation and for all proper expenses and charges, which payments shall not reduce the compensation to which a Trustee would otherwise be entitled.

     22. To rely, in acting hereunder, upon any letter, notice, certificate, report, statement, instrument, document or other paper, whether an original or a photocopy, and whether transmitted by mail, facsimile or electronic mail, and upon any telephone, facsimile, electronic mail, cable, radio or other message, if believed to be genuine and to be signed, sealed, acknowledged, presented, sent, delivered or given by or on behalf of the proper person, firm or corporation, without incurring liability for any action or inaction based thereon.

     23. To use their best judgment in exercising the powers, rights and discretions conferred or in performing the duties imposed hereby or by law and, in order to feel free in doing so, to be exempt from personal liability, to the maximum extent permitted by law, for any action taken or omitted in good faith; and, if more than one shall be acting, no one of the Trustees shall be responsible for any act or omission of any other one of the Trustees.

     24. To the extent permitted by law, to delegate to any person (including a co-Trustee), upon such terms as may be specified in a signed writing, any powers, rights, discretions or duties including, without limitation, the authority and power to (i) sign checks, drafts, or orders for the payment or withdrawal of funds from any bank account in which funds of a trust hereunder shall be deposited, (ii) execute sales, transfers and deliveries or purchases or other acquisitions of any property and (iii) gain access to any safe deposit box and to remove the contents and release and surrender the same.

     25. To assume, in the absence of written notice to the contrary from the person or persons concerned, that a fact or an event by reason of which an interest under this Agreement shall arise or terminate does not exist or has not occurred, without incurring liability for any action or inaction based upon such assumption.

     26. To continue to have and exercise, after the termination in whole or in part of the trust hereunder and until the final distribution of the property thereof or subject thereto, all powers, rights and discretions conferred hereby or by law during the existence of the trust.

                                            ARTICLE NINTH: DEFINITIONS

                  Wherever hereinafter used in this Agreement:

     A. The words "Trustee" shall mean the Trustee hereinbefore named, any successor Trustee appointed in accordance with the provisions hereof or by a court of competent jurisdiction, and the survivor or survivors of them, as may be acting hereunder from time to time.

     B. The words "descendant" and "descendants", when used with respect to any person, including the Grantor, shall be deemed to include every individual who is born to or lawfully adopted by such person, or who is otherwise descended from such person, whether by birth or by lawful adoption, or by a combination thereof.

     C. A disposition to the descendants of an individual "per stirpes" shall mean that the property subject to such disposition shall be divided into so many equal shares that there shall be one such share in respect of each then living child of such individual, if any, and one such share in respect of each then deceased child of such individual of whom there shall be descendants then living. A share in respect of a deceased grandchild or more remote descendant of such individual shall be further divided into equal shares in the same manner as provided in the preceding sentence.

     D. The word "Code" shall mean and refer to the Internal Revenue Code of 1986, as amended from time to time.

                                           ARTICLE TENTH: GOVERNING LAW

     This Agreement shall be construed and administered and the validity of the trust hereby created shall be determined under the laws of the State of New York.

     IN WITNESS WHEREOF, the parties hereto have hereunto set their hands and seals the day and year first above written.

                                                 ______________________________
                                                     Seymour Kugler, as Grantor

                                                  ______________________________
                                                   Joel A. Klarreich, as Trustee

STATE OF NEW YORK                      )
                                       :  ss.:
COUNTY OF NEW YORK                     )



     On the ____ day of June in the year 1999, before me, the undersigned, a Notary Public in and for said State, personally appeared SEYMOUR KUGLER, personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument, and acknowledged to me that he executed the same in his capacity, and that by his signature on the instrument, the individual, or the person upon behalf of which the individual acted, executed the instrument.


______________________________
         Notary Public




STATE OF NEW YORK                      )
                                       :  ss.:
COUNTY OF NEW YORK                     )



     On the ____ day of June in the year 1999, before me, the undersigned, a Notary Public in and for said State, personally appeared JOEL A. KLARREICH, personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument, and acknowledged to me that he executed the same in his capacity, and that by his signature on the instrument, the individual, or the person upon behalf of which the individual acted, executed the instrument.



______________________________
         Notary Public

                                                    SCHEDULE A



                             245,000 shares Winston Resources, Inc. common stock





                                        ___________________________________
                                              Seymour Kugler, Grantor